EXHIBIT 99.1

Codere Online Reports Financial Results for the Third Quarter 2023

  Total revenue was €41.1 mm in Q3 2023, while net gaming revenue1 was €43.2 mm in the period, 42% and 41% above those from Q3 2022, respectively.
  Mexico revenue was €18.8 mm in Q3 2023, while net gaming revenue1 was €21.0 mm in the period, 63% above Q3 2022.
  Spain revenue (and net gaming revenue) reached €18.9 mm in Q3 2023, 27% above Q3 2022.
  Net loss was €1.8 mm in Q3 2023 versus a net loss of €11.6 mm in Q3 2022.
  Total cash position of €43 mm as of September 30, 2023.
  Increasing full year 2023 net gaming revenue and Adj. EBITDA outlook to €155-165 mm and negative €10-18 mm, respectively, and reiterating plan to be Adj. EBITDA and cash flow positive for the full year in 2024.

Madrid, Spain and Tel Aviv, Israel, November 15, 2023 – (GLOBE NEWSWIRE) Codere Online (Nasdaq: CDRO / CDROW, “the Company”), a leading online gaming operator in Spain and Latin America, has released its financial results for the third quarter and nine month period ended September 30, 2023.

Below are the main financial and operating metrics of the period.

	Quarter ended September 30			Nine Months ended September 30
	2022	2023	Chg. %	2022	2023	Chg. %

Net Gaming Revenue (EUR mm)[1]
Spain	14.9	18.9	27%	42.2	54.9	30%
Mexico	12.9	21.0	63%	34.8	56.6	63%
Colombia	1.9	1.8	(5%)	5.6	6.2	11%
Other	0.9	1.5	67%	2.7	4.1	52%
Total	30.6	43.2	41%	85.2	121.8	43%

Avg. Monthly Active Players (000s)[2]
Spain	35.2	41.0	16%	37.1	40.6	10%
Mexico	37.4	51.8	39%	34.3	50.3	46%
Colombia	24.2	22.7	(6%)	25.4	24.7	(3%)
Other	7.5	9.0	20%	6.8	9.1	34%
Total	104.3	124.5	19%	103.6	124.7	20%

Aviv Sher, CEO of Codere Online, stated, “We’re very pleased with our performance in the third quarter and to be presenting another set of impressive results. This quarter we not only posted significant net gaming revenue growth of 41% to €43 million, but also took a significant step in our path to profitability with break even Adjusted EBITDA in the period. It was a solid quarter for sports betting, with the return of the major sporting events, but also for our casino product, which contributed 58% of our revenue in the period.”

Mr. Sher further added, “Mexico continued to exceed our expectations with revenue growth of 63% in the third quarter, reaching €21.0 million and consolidating its position as our largest market (by revenue) ahead of Spain, where net gaming revenue also grew by an impressive 27%, to €18.9 million.”

Oscar Iglesias, CFO of Codere Online, stated, “Our third quarter results have shown that the combination of a strong brand, high-quality customer acquisitions and an attractive product offering has allowed us to deliver not only strong top line growth but also a significant improvement in profitability, with our first quarter of breakeven Adjusted EBITDA less than two years following our U.S. listing.”

Mr. Iglesias further added, “Based on these strong results and recent trading activity, we now expect to generate between €155-165 million of net gaming revenue and negative €10-18 million in Adjusted EBITDA in 2023, and reaffirm that we expect to generate positive Adjusted EBITDA and cash flow for the full year in 2024.”

Conference Call Information

Codere Online’s management will host a conference call to discuss the results and provide a business update at 8:30 am US Eastern Time today, November 15, 2023. Dial-in details as well as the audio webcast and presentation will be accessible on Codere Online’s website at www.codereonline.com. A recording of the webcast will also be available following the conference call.

Reconciliation of Revenue (IFRS) to Net Gaming Revenue (non-IFRS)

	Quarter ended September 30			Nine Months ended September 30
Figures in EUR mm	2022	2023	Chg. %	2022	2023	Chg. %

Total

Revenue	28.9	41.1	42%	80.1	115.7	44%
(+) Accounting Adjustments[3]	1.7	2.2	29%	5.1	6.1	20%
Net Gaming Revenue	30.6	43.2	41%	85.2	121.8	43%

Spain

Revenue	14.9	18.9	27%	42.2	54.9	30%
(+) Accounting Adjustments[3]	-	-	n.m.	-	-	n.m.
Net Gaming Revenue	14.9	18.9	27%	42.2	54.9	30%

Mexico

Revenue	11.4	18.8	65%	31.0	50.7	64%
(+) Accounting Adjustments[3]	1.4	2.3	64%	3.8	5.9	55%
Net Gaming Revenue	12.9	21.0	63%	34.8	56.6	63%

Colombia

Revenue	1.8	1.8	-	4.6	6.5	41%
(+) Accounting Adjustments[3]	0.1	(0.1)	n.m.	1.0	(0.3)	(130%)
Net Gaming Revenue	1.9	1.8	(5%)	5.6	6.2	11%

Other

Revenue	0.7	1.5	114%	2.3	3.6	57%
(+) Accounting Adjustments[3]	0.2	(0.0)	(100%)	0.4	0.5	25%
Net Gaming Revenue	0.9	1.5	67%	2.7	4.1	52%

About Codere Online
Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

About Codere Group
Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Note on Rounding. Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures.

Forward-Looking Statements
Certain statements in this document may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S.A. and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue; any prospective and illustrative financial information; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Financial Information and Non-GAAP Financial Measures
Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

This document includes certain financial measures not presented in accordance with U.S. GAAP or IFRS (“non-GAAP”), such as, without limitation, net gaming revenue and Adjusted EBITDA. These non-GAAP financial measures are not measures of financial performance in accordance with U.S. GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U.S. GAAP or IFRS. You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non-GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material.

Codere Online believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Reconciliations of non-GAAP financial measures to their most directly comparable measure under IFRS are included herein.

This document may include certain projections of non-GAAP financial measures. Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U.S. GAAP or IFRS financial measures without unreasonable effort, due to the inherent difficulty and variability of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such comparable measures or such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, ascertained or assessed, which could have a material impact on its future IFRS financial results. Consequently, no disclosure of estimated comparable U.S. GAAP or IFRS measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Use of Projections
This document contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and adjusted EBITDA. Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this document, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this document. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this document should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC.

Preliminary Information
This document contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”). The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm. This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online’s independent auditors. Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information. During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material. Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this document as a result of new information, future events or otherwise, except as otherwise required by law. The Preliminary Information may differ from actual results. Therefore, you should not place undue reliance upon this Preliminary Information. The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period.

No Offer or Solicitation
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Trademarks
This document may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Industry and Market Data
In this document, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third-party sources, which it believes to be reliable. Codere Online has not independently verified the accuracy or completeness of any such publicly-available and third-party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this document. You are cautioned not to give undue weight to such industry and market data.

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codere.com
(+34)-628-928-152

1 Net Gaming Revenue is a non-IFRS measure. Please see reconciliation of Net Gaming Revenue to Revenue at the end of the report.
2 Average Monthly Active Players include real money (i.e. exclude free bets) sports betting and casino actives and will differ from certain prior period reports which only included real money sports betting actives.
3 Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico.